Exhibit 99.2

FLEET STATUS REPORT
NYSE: PACD
As of May 4, 2017
Updates noted in bold

						Contract
									Average Contract
								Contractual	Backlog Revenue	Availability/
		Water Depth	Drilling Depth			Start/Expected		Dayrate	Per Day	Expected
Rig Name	Delivery	(ft)	(ft)	Customer	Location	Start	Term	(US$000's)	(US$000's)	Availability
Pacific Bora	2010	10,000	37,500	FASL	Nigeria	9-Feb-2017	(1)	195	195	(1)
				Erin	Nigeria	15-July-2017	(2)	195	195	(2)
Pacific Scirocco	2011	12,000	40,000	Hyperdynamics	In Transit	30-May-2017	(3)	225	225	(3)
Pacific Mistral	2011	12,000	37,500	—	Aruba	—	—	—	—	Immediate
Pacific Santa Ana	2011	12,000	40,000	Chevron	USGoM	21-Mar-2012	4 years + 316 days	481	—	31-Jan-2017
				—	USGoM	—	—	—	—	Immediate
Pacific Khamsin	2013	12,000	40,000	—	Cyprus	—	—	—	—	Immediate
Pacific Sharav	2014	12,000	40,000	Chevron	USGoM	27-Aug-2014	5 years	551	605	Sep-19
Pacific Meltem	2014	12,000	40,000	—	Aruba	—	—	—	—	Immediate

(1) Folawiyo AJE Services Limited (“FASL”): two firm wells with one option well

(2) Erin Energy Corporation (“Erin”): one firm well with two option wells

(3) The Pacific Scirocco is in Côte d'Ivoire preparing for its contract with Hyperdynamics Corporation (“Hyperdynamics”) to operate in the Republic of Guinea for one firm well with three option wells.

	Historical Actual
Period	2Q2016	3Q2016	4Q2016	1Q2017	2Q2016 – 1Q2017 Average
Operating Fleet Average Revenue Efficiency	99.0%	97.0%	99.2%	98.0%	98.3%

FLEET STATUS REPORT
NYSE: PACD
As of May 4, 2017

DEFINITIONS & DISCLAIMERS

Dayrate Definition: The dayrates reflected in this Fleet Status Report are the operating dayrates charged to customers, which may include estimated contractual adjustments for changes in operating costs and/or reimbursable cost adjustments for ongoing expenses such as crew, catering, insurance and taxes. The dayrates, however, do not include certain types of non-recurring revenues such as lump sum mobilization payments, revenues earned during mobilizations, revenues associated with contract preparation and other non-recurring reimbursable items such as mobilizations and capital enhancements. Routine and non-routine downtime may reduce the actual revenues recognized during the contract term.

Backlog Definition: Includes firm commitments only, which are represented by signed drilling contracts. We calculate our contract backlog by multiplying the contractual dayrate by the number of days committed under the contracts (excluding options to extend), assuming full utilization, and also include mobilization fees, upgrade reimbursements and other revenue sources, such as the standby rate during upgrades, as stipulated in the contract.

Revenue Efficiency Definition: Actual contractual dayrate revenue (excludes mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of total contractual dayrate revenue that could have been earned during such period.

Forward Looking Statements: Certain statements and information contained in this Fleet Status Report constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “believe,” “estimate,” “expect,” “forecast,” “our ability to,” “plan,” “potential,” “projected,” “target,”  “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.  Our forward-looking statements express our current expectations or forecasts of possible future results or events, including expectations for durations of contracts, payments to be made under terminated contracts, contract backlog, revenues and operating results, operating revenue efficiency and expected availability of vessels.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees and actual future results may differ materially due to a variety of factors.  These statements are subject to a number of risks and uncertainties, many of which are beyond our control.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of market changes or other reasons; our substantial level of indebtedness; our ability to obtain waivers or amendments to our maximum leverage ratio covenant at the end of the third quarter of 2017 if necessary, or with respect to other potential future debt covenant defaults; our ability to continue as a going concern and any potential bankruptcy proceeding; our ability to repay debt and adequacy of and access to sources of liquidity; and the other risk factors described in our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K.  These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.